Exhibit 2.1

TENDER OFFER AGREEMENT

BY AND BETWEEN

ALPHATEC HOLDINGS, INC.

AND

EOS IMAGING S.A.

DATED AS OF FEBRUARY 28, 2020

This Tender Offer Agreement (this “Agreement”) is entered into as of February 28, 2020, by and between Alphatec Holdings, Inc., a corporation organized and existing under the laws of Delaware, represented by Mr. Patrick S. Miles, duly empowered for the purpose hereof (the “Purchaser”) and EOS Imaging S.A., a société anonyme organized and existing under the laws of France, with a share capital of €265.899,46 divided into 26,589,946 ordinary shares with a nominal value of €0.01 each, whose registered office is at 10, rue Mercoeur, 75011 Paris, France, and registered with Paris Trade and Companies Register under No. 349 694 893, represented by Mr. Michael Lobinsky, duly empowered for the purpose hereof (the “Company”). The Purchaser and the Company are each sometimes referred to individually as a “Party” and collectively as the “Parties”.

RECITALS

(A)

WHEREAS, the Purchaser is a Delaware corporation, a medical technology company focused on the design, development, and advancement of technology for better surgical treatment of spinal disorders. The Company is a global medical device company incorporated in France that develops and markets advanced imaging and imaged-based solutions for diagnosing, treating and monitoring the most common musculoskeletal pathologies.

(B)	WHEREAS, the ordinary shares of the Company are currently admitted to trading on Euronext Paris.

(C)

WHEREAS, the Purchaser is willing and has authorization to acquire, in consideration for cash and/or Purchaser Common Shares (pursuant to the terms and subject to the conditions set forth in this Agreement), through the filing by the Purchaser or any of its Affiliates of a public tender offer in France (offre publique), (i) all the Company Shares (including any Company Shares issuable upon conversion or exchange of the Company OCEANEs and Company Shares issuable upon the exercise of any Stock Options or Warrants) and (ii) the Company OCEANEs (and together with the Company Shares, the “Company Securities”), subject to and in accordance with certain terms and conditions which are set forth in this Agreement (together with any subsequent offer of the Purchaser or an Affiliate of the Purchaser filed with the AMF, the “Offer”).

(D)

WHEREAS, on the date hereof, the Company’s board of directors (the “Company Board”) (i) has unanimously welcomed (accueilli favorablement) the Offer (the “Initial Company Board Recommendation”) and approved this Agreement, , (ii) decided, in compliance with Article 261-1, I, 2° and 5° of the Règlement général de l’AMF (the “AMF General Regulation”), to appoint Accuracy as independent expert (the “Independent Expert”) to produce a report (the “Expert’s Report”) regarding the terms of the Offer, including an opinion that the Offer is fair to the Company’s shareholders from a financial point of view (a “Fairness Opinion”), (iii) decided that, upon receipt of the Fairness Opinion and subject to the findings and conclusions thereof, it would decide (α) to issue its reasoned opinion determining that the Offer is in the best interests of the Company, its employees and shareholders and (ß) make a recommendation to all holders of Company Securities to tender such Company Securities into the Offer ((α) and (ß)

being together referred to as the “Company Board Reasoned Opinion”), and (iv) decided to authorize its Chief Executive Officer (directeur général) to enter into this Agreement on behalf of the Company.

(E)

WHEREAS, on the date hereof, immediately preceding the execution of this Agreement, as an inducement and condition to the Purchaser’s willingness to enter into this Agreement, the Purchaser has received commitments from certain shareholders of the Company to tender their Company Securities into the Offer, which represent approximately 22.99 percent of the Company’s issued share capital (the “Tender Commitments”) which shall be tendered for Purchaser Common Shares.

(F)	WHEREAS, the Purchaser and the Company wish to make certain agreements in connection with the Offer and to set forth certain conditions to the Offer.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the Parties agree as follows:

1.    DEFINITIONS

1.1	Certain Defined Terms

Unless otherwise expressly provided in this Agreement, capitalized terms used in this Agreement shall have the following meanings:

“Adverse Recommendation Change” shall have the meaning set forth in Article 4.1.6(ii)(b) hereof;

“Affiliate” shall mean, in relation to any Person, any other Person who/which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. The term “control” as used in this definition (including its correlative meanings “controlled by” and “under common control with”) shall have the meaning ascribed to it in Article L. 233-3 of the French Commercial Code;

“Agreement” shall have the meaning set forth in the first paragraph of this Agreement;

“AMF” shall mean the Autorité des marchés financiers;

“AMF General Regulation” shall have the meaning set forth in forth in Recital (D);

“Applicable Law” shall mean, with respect to any Person or any property or asset, all laws, statutes, ordinances, codes, rules, regulations or Orders applicable to or binding on such Person (or its properties or assets) or to such property or asset from time to time;

“Authority” shall mean any competent government, governmental, administrative, supervisory, regulatory, judicial, disciplinary, enforcement or tax raising body, authority, agency, commission, board, organization, court or tribunal of any jurisdiction, whether international (including any public international organization), supranational, European Union, national, federal, state or regional or local and any subdivision, department or branch of any of the foregoing.

“Audited Financial Statements” shall have the meaning set forth in Article 4.1.7(viii);

“Break-Up Fee” shall have the meaning set forth in Article 4.3 hereof;

“Company” shall have the meaning set forth in the first paragraph of this Agreement;

“Company Board” shall have the meaning set forth in Recital (D);

“Company Board Reasoned Opinion” shall mean have the meaning set forth in Recital (D);

“Company Offer Documents” shall have the meaning set forth in Article 4.2.2 hereof;

“Company’s Shares”, “Company Shares” or “Shares” shall mean all outstanding ordinary shares issued by the Company, including, for the avoidance of doubt, (i) the Treasury Shares existing at the date hereof, (ii) any additional Company ordinary shares issued before the close of the Offer (as reopened, as the case may be) upon conversion or exchange of any OCEANEs or following the exercise of Stock Options or Warrants, as well as (iii) any Free Shares to the extent vested (acquises) and not subject to transfer restrictions (période de conservation) before the close of the Offer (as reopened, as the case may be) pursuant to the terms thereof;

“Company’s OCEANEs”, “Company OCEANEs” or “ OCEANEs” shall mean the 4,344,651 bonds issued on May 31, 2018 and due on May 31, 2023, issued at a nominal value per bond of €6.80 for an aggregate principal amount of €29,543,626.80, bearing interest at an annual rate of 6%, which are convertible into new Company Shares or exchangeable for existing Company Shares;

“Company Securities” shall mean have the meaning set forth in Recital (C);

“Confidentiality Agreement” shall mean the confidentiality agreement dated September 16, 2019 between the Company and the Purchaser;

“Debt Commitment Letter” shall have the meaning set forth in Article 5 hereof;

“Debt Financing” shall have the meaning set forth in Article 5 hereof;

“Expert’s Report” shall have the meaning set forth in Recital (D);

“Fairness Opinion” shall have the meaning set forth in Recital (D);

“Favorable Report” shall have the meaning set forth in Article 4.2.1(i);

“Free Shares” shall mean all the outstanding free shares (actions gratuites) granted by the Company to the current or former employees, directors or other officers of the Group Companies as set forth in Annex 2;

“French Foreign Investment Condition” shall have the meaning set forth in Article 2.1 hereof;

“Group Companies” shall mean the Company and the entities that the Company controls directly or indirectly. The term “control” as used in this definition (including its correlative meanings “controlled by” and “under common control with”) shall have the meaning ascribed to it in Article L. 233-3 of the French Commercial Code;

“Independent Expert” shall have the meaning set forth in Recital (D);

“Initial Company Board Recommendation” shall mean have the meaning set forth in Recital (D);

“Locked Free Shares” shall mean any Free Shares which are still subject to a minimum holding period requirement (en période de conservation) on the date hereof.

“Material Adverse Effect” shall mean any fact, change, development, event, occurrence or effect that, individually or in the aggregate (considered together with all other effects, causes), causes or is reasonably likely to result in (i) a material adverse effect on the business, results, operations, assets, properties conditions (financial or otherwise), liabilities, of the Group Companies, taken as a whole, (ii) an expected decrease in excess of fifteen (15%) of the Company’s revenues for the financial year ending on December 31, 2020 compared to the financial year ended on December 31, 2019, or (iii) a material impairment on the ability of the Group Companies to continue operating the business of the Group Companies after the settlement of the Offer in substantially the same manner as it was operated immediately prior to the date of this Agreement; provided, however, that the following shall not be considered in determining whether a Material Adverse Effect has occurred:

(a)

any adverse change or development in general industry conditions, or any macro-economic disruptions (including resulting from acts of war or terrorism) or adverse change in general financial, banking, or securities markets, in Europe or the United-States (including any suspension of trading in, or limitation on prices for, securities on a securities exchange for a period in excess of three hours), unless such adverse change or development disproportionately affects the Group Companies;

(b)	the negotiation, execution, announcement or performance of this Agreement; or

(c)	the taking or consummation of any action contemplated by this Agreement and the other agreements contemplated hereby, or with the written consent of the Purchaser.

“Nasdaq” shall mean the Nasdaq Stock Market;

“Nasdaq Limit” shall mean a number of Purchaser Common Shares equal to (i) 12,583,566, minus (ii) the total number of Purchaser Common Shares or securities exercisable or convertible into Purchaser Common Shares that are aggregated, in accordance with the rules and regulations of Nasdaq, with the Purchaser Common Shares to be issued to holders of Company Securities hereunder, provided that the Nasdaq Limit shall not be lower than 10,500,000;

“Offer” shall have the meaning set forth in Recital (C);

“Offer Consideration” shall have the meaning set forth in Article 3.2.1(ii);

“Order” shall mean any judgment, injunction, order, award, ruling, writ, decree or other restriction of any Authority having competent jurisdiction;

“Party(ies)” shall have the meaning set forth in the first paragraph of this Agreement;

“Person” shall mean an individual, corporation, partnership, joint venture, association, limited liability company, Authority, unincorporated organization or other entity;

“Purchaser” shall have the meaning set forth in the first paragraph of this Agreement;

“Purchaser Common Shares” shall mean the common stock, par value $0.0001 of the Purchaser.

“Purchaser Material Adverse Effect” shall have the meaning set forth in Article 3.2.3(iv);

“Purchaser Offer Documents” shall have the meaning set forth in Article 3.2.1 hereof;

“Purchaser SEC Documents” shall have the meaning set forth in Article 3.2.3(vi);

“Representatives” shall mean such Party’s Affiliates and the agents, directors, officers, advisors (including, without limitation, financial, legal and accounting advisors) and representatives of such Party and its Affiliates;

“Response Period” shall have the meaning set forth in Article 4.1.6(ii) hereof;

“Reverse Break-Up Fee” shall have the meaning set forth in Article 3.2.2 hereof;

“Reverse Break-Up Fee Trigger Event” shall have the meaning set forth in Article 3.2.2 hereof;

“Securities Act” shall have the meaning set forth in Article 4.1.7(xvi) hereof;

“Stock Options” shall mean all the existing options to purchase or to subscribe for Shares (options d’acquisition ou de soucription d’actions) granted by the Company to current or former employees, directors or other officers of the Group Companies as set forth in Annex 2;

“Superior Proposal” shall mean a Takeover Proposal that (i) is a tender offer (offre publique d’acquisition) to acquire 100% of the Company Shares, for a price per Company Share at least equal to (a) in the case of a cash tender offer, 102% of the Offer

Consideration (taking into account the cash branch for purposes of Article 4.1.6(ii)(a) and the highest of the cash branch and exchange branch of the Offer for purposes of Article 4.1.6(ii)(b) or (b) in the case of a tender offer involving exchange of securities, a price which represents an amélioration significative of the offer terms pursuant to Article 232-7 of the AMF General Regulation, and that (ii) the Company Board has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company and its shareholders than the transaction contemplated by the Purchaser (after taking into account any revisions to the terms of the transaction contemplated by this Agreement in response to the proposal made by the Person making the proposal and the time likely to be required to consummate such proposal);

“Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than the Purchaser) relating to, or that could reasonably be expected to lead to any direct or indirect acquisition, in one transaction or a series of transactions, including, any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 15% or more of the total revenue, operating income, EBITDA or assets of the Group Companies for the fiscal year ended December 31, 2019, or (B) 15% or more of the outstanding shares of any class of capital stock of, or other equity or voting interests in, the Company or any class of capital stock of, or other equity or voting interests in, any of the Group Companies directly or indirectly holding, individually or taken together, the assets or businesses referred to in (A) above, in each case other than the Offer;

“Tender Commitments” has the meaning set forth in Recital (E).

“Treasury Shares” shall mean Company Shares held, from time to time, by the Company or any member of the Company’s group;

“Unfavorable Report Notice” has the meaning set forth in Article 4.2.1(ii);

“Voluntary Minimum Acceptance Threshold” has the meaning set forth in Article 6.1; and

“Warrants” means:

(i)

the 40.000 share subscription warrants (bons de souscription d’action) subscribed on March 14, 2013 by Eric Beard, each allowing for the subscription of one Company Share at a unitary price of €4.24, expiring on December 31, 2023;

(ii)

the 60.000 share subscription warrants (bons de souscription d’action) subscribed on March 31, 2015 by IPF Partners, each allowing for the subscription of one Company Share at a unitary price of €4.71, expiring on May 31, 2021;

(iii)

the 60.000 share subscription warrants (bons de souscription d’action) subscribed on March 31, 2015 by IPF Partners, each allowing for the subscription of one Company Share at a unitary price of €4.71, expiring on May 31, 2021;

(iv)

the 40.000 share subscription warrants (bons de souscription d’action) subscribed on February 3, 2016 by Paula Ness Speers, each allowing for the subscription of one Company Share at a unitary price of €3.42, expiring on January 25, 2026; and

(v)

the 150.000 share subscription warrants (bons de souscription d’action) subscribed on February 3, 2016 by Gérard Hascoët, each allowing for the subscription of one Company Share at a unitary price of €3.42, expiring on January 25, 2026.

1.2	Construction

For the purposes of this Agreement: (i) words (including capitalized terms defined herein) in the singular shall be held to include the plural and vice versa as the context requires; (ii) the terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise expressly stated, be construed to refer to this Agreement as a whole (including any Annex hereto) and not to any particular provision of this Agreement, and Article, Section and Annex references are to the Articles, Sections and Annexes to this Agreement unless otherwise expressly specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless otherwise expressly specified; (iv) the word “or” shall not be exclusive; and (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise expressly specified.

2.    CONDITIONS PRECEDENT

2.1	Conditions to certain obligations of the Purchaser

The obligations of the Purchaser under Article 3.2 shall be subject to the satisfaction (or waiver by the Purchaser in writing) of the following conditions:

(i)	the Fairness Opinion, stating that the financial terms and conditions of the Offer are fair, shall have been delivered to the Company Board;

(ii)

the Company Board shall have, after reviewing such Fairness Opinion: (a) issued the Company Board Reasoned Opinion, (b) recommended the Company’s securities holders to tender their Company Securities into the Offer; and (c) if requested by the Purchaser, authorized the Chief Executive Officer (directeur général) of the Company to tender the Treasury Shares into the Offer in accordance with Article 4.2.3;

(iii)	no competing tender offer for the Company Securities which is reasonably expected to be financed and filed with the AMF shall have been publicly announced;

(iv)	the representation and warranties of the Company under Article 4.1.7 are accurate as of the date hereof and shall be accurate in all material respects as of the date of the filing of the Offer;

(v)

the French Minister of Economy either (x) shall have confirmed in writing, pursuant to article R. 153-7 of the French Monetary and Financial Code that the transaction contemplated by this Agreement is not subject to the prior authorization of the French Ministry of Economy pursuant to article L. 151-3 of the French Monetary and Financial Code or (y) shall have authorized, or be deemed to have authorized in accordance with Applicable Laws, the transaction contemplated by this Agreement in accordance with article L 151-3 of the French Monetary and Financial Code (the “French Foreign Investment Condition”);

(vi)	there shall not have been a material breach by the Company of its obligations under this Agreement; and

(vii)	there shall not have occurred a Material Adverse Effect which is continuing on the date of the filing of the Offer.

3.    UNDERTAKINGS OF THE PURCHASER RELATING TO THE OFFER

3.1	Non-Conditional Purchaser Undertakings

3.1.1. Provision	of information

The Purchaser shall furnish to the Company all information concerning the Purchaser requested by the Company that is required by French laws or regulations to be included in the Company Offer Documents.

3.1.2. Preparation	of Purchaser Offer Documents

Provided that it receives the cooperation and assistance of the Company in accordance with Articles 4.1.3 and 5 (to the extent related thereto), the Purchaser shall prepare the Purchaser Offer Documents in compliance with Applicable Law (including the AMF General Regulation) and prior to the filing of any Purchaser Offer Documents with the AMF, or responding to any material comments of the AMF, the Purchaser shall provide the Company with a reasonable opportunity, in light of the relevant deadlines, to comment on the Purchaser Offer Documents or on the responses to the material comments of the AMF and the Purchaser shall consider any reasonable comments made by the Company.

3.1.3. French	Foreign Investment Condition

Provided that it receives the necessary cooperation and assistance of the Company, the Purchaser shall, at its own cost, make its best efforts to procure that the French Foreign Investment Condition is satisfied as soon as practicable.

3.2	Conditional Purchaser Undertakings

The obligations of the Purchaser under this Article 3.2 shall be subject to the satisfaction (or waiver by the Purchaser in writing) of the conditions set forth in Article 2.1.

3.2.1.	Filing of the Offer

The Purchaser shall, or shall cause an Affiliate of the Purchaser to, instruct a presenting bank (établissement présentateur) to file the Offer with the AMF at the latest 5 French trading days following the issuance of the Company Board Reasoned Opinion provided that, on such date the conditions precedent set forth in Article 2.1 shall have been satisfied (or waived by the Purchaser in writing), and that the Purchaser shall in no event be required to file the Offer earlier than 60 calendar days after the date hereof.

(i)	Offer Documents

In accordance with applicable provisions of the AMF General Regulation, the Purchaser will, or will cause an Affiliate of the Purchaser to, (i) file with the AMF (a) a draft offer document (projet de note d’information) relating to the Offer, and (b) a document presenting the Purchaser’s legal, financial and accounting characteristics (document “autres informations”), and (ii) disseminate draft standardized regulatory press releases (communiqués de presse normés) relating to them (such documents, together with any supplements or amendments thereto, being the “Purchaser Offer Documents”).

The Purchaser will have the right to amend the terms of the Purchaser Offer Documents after they are filed with the AMF to the extent required to reflect comments from the AMF or as it determines to be appropriate; provided that the Purchaser will consult with the Company with respect to any such amendments and will consider in good faith any reasonable comments of the Company thereon.

(ii)	Terms and conditions of the Offer

The consideration proposed in the Offer to the holders of Company Securities (the “Offer Consideration”) shall be as follows:

(a)	Consideration for the Company Shares

The holders of Company Shares may elect to tender their Company Shares pursuant to the Offer for EUR 2.80 per Company Share or 0.50 Purchaser Common Share for each Company Share.

(b)	Consideration for the Company OCEANEs

The holders of Company OCEANEs may elect to tender their Company Shares pursuant to the Offer for EUR 7.01 per Company OCEANE.

Notwithstanding the foregoing, if the holders of Company Shares tender to the exchange branch of the Offer a number of Company Shares resulting in the Purchaser being expected to deliver, based on the exchange ratios set forth above, a number of Purchaser Common Shares greater than the Nasdaq Limit, then the Purchaser shall only issue a number of Purchaser Common Shares equal to the Nasdaq Limit, which will be allocated proportionately among such holders and the other Company Shares held by them will be purchased by the Purchaser at the cash price offered per Company Share.

The other key terms and conditions of the Offer are set forth in Annex 1 (any or all of which such conditions may be waived by the Purchaser, subject to Applicable Law).

3.2.2.	Reverse Break-Up Fee payable by the Purchaser

The Purchaser shall pay to the Company a break fee of EUR 2,500,000 (the “Reverse Break-Up Fee”) if:

•

it does not file the Offer with the AMF within 15 French trading days of the deadline prescribed by the first paragraph of Article 3.2.1 (provided for the avoidance of doubt that the conditions precedent set forth in Article 2.1 were satisfied and that the Company was in a position to file its draft response document simultaneously with the filing of the Offer in accordance with Article 4.2.2);

•

upon publication of the Offer results by the AMF, the Purchaser has not reached the Voluntary Minimum Acceptance Threshold but (x) the Purchaser has reached at least 60% of the outstanding share capital and voting rights of the Company, (y) to the extent the number of shares to be delivered to the Purchaser on the date of settlement and delivery of the Offer (i.e., excluding any Company Shares included in the Offer results through assimilation rules but not included in the settlement of the Offer) represents less than 50% of the outstanding share capital or voting rights of the Company, the AMF has confirmed that the Purchaser shall not trigger a mandatory tender offer requirement if it subsequently increases its stake by more than 1% of the share capital and voting rights and (z) the Purchaser does not waive the Voluntary Minimum Acceptance Threshold in accordance with Article 231-9, II of the AMF General Regulation thereby causing the Offer to fail;

(any of these two events, the “Reverse Break-Up Fee Trigger Event”).

The payment of the Reverse Break-Up Fee shall occur within five (5) calendar days of the date on which the Reverse Break-Up Trigger Event shall have occurred.

The Purchaser acknowledges that the agreement contained in this Article 3.2.2 is an integral part of the Offer and that, without these agreements, the Company would not have entered into this Agreement.

The payment of any amounts due pursuant to this Article 3.2.2 shall constitute the sole and exclusive remedy of the Company in case of a Reverse Break-Up Fee Trigger Event.

3.2.3.	Representations of the Purchaser

The Purchaser represents and warrants to the Company that, on the date hereof and on the date of the filing of the Offer:

(i)	the Purchaser is validly organized and existing under the laws of the State of Delaware;

(ii)

the Purchaser’s authorized signatory has the requisite capacity, power and authority to enter into this Agreement on behalf of the Purchaser, and this Agreement has been duly and properly approved by the relevant governance body of the Purchaser in accordance with the Purchaser’s certificate of incorporation or other organizational documents;

(iii)

neither the Purchaser nor its subsidiaries have taken any step nor legal proceedings for its or their winding-up, liquidation, bankruptcy, or dissolution under Applicable Law in any relevant jurisdiction;

(iv)

none of the execution, delivery or performance of this Agreement by the Purchaser, the consummation by the Purchaser of the transactions contemplated herein or compliance by the Purchaser with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or other organizational documents of the Purchaser; (ii) violate any law applicable to the Purchaser or any of its properties or assets; or (iii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, vesting, payment, acceleration, change of control right, suspension or revocation under any of the provisions of any material bond, security interest, indenture, contract or other instrument or obligation to which the Purchaser or any its subsidiaries is a party, or by which any of them may be bound, except in the case of clauses (ii) and (iii) for violations, breaches, defaults, terminations, cancellations, vestings, payments, accelerations, change of control rights, suspensions or revocations which would not, individually or in the aggregate, (x) have a material adverse effect on the Purchaser and/or its subsidiaries (taken as a whole), (y) impair the ability of the Purchaser to perform in any material respects its obligations under this Agreement, or (z) prevent or materially delay the consummation of the transactions contemplated hereby (clauses (x), (y) and (z), collectively, a “Purchaser Material Adverse Effect”);

(v)

no consent, approval or authorization of any Authority or other Person is required to be obtained or made in connection with the consummation of the transactions contemplated by this Agreement, except for applicable consents, approvals or authorizations that have been obtained by the Purchaser on or prior to the date hereof, as otherwise set forth in this Agreement, or where the failure to obtain any such consents, approvals or authorizations, in each case, would not, individually or in the aggregate, have a Purchaser Material Adverse Effect;

(vi)

as of the date hereof, there is no material litigation or investigation existing or pending against the Purchaser or its subsidiaries that has not been disclosed that is required to be disclosed in any registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2019 (collectively, the “Purchaser SEC Documents”) that would, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect;

(vii)

as of their respective filing dates, the financial statements and related notes thereto included in the Purchaser SEC Documents (a) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (b) have been prepared in accordance with GAAP, applied on a consistent during the periods involved, and (c) fairly present in all material respects the consolidated financial position of the Purchaser and its consolidated subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods indicated therein, all in accordance with IFRS or GAAP, as applicable, and the rules and regulations promulgated by the SEC;

(viii)

the Purchaser has made public through the channels prescribed by Applicable Law and regulations all information that has to be made available to the market or holders of the Purchaser Common Shares under Applicable Law and such information complies in all material respects with such Applicable Law; and

(ix)	the Purchaser has the appropriate financing from its existing bank facilities and/or available cash for the purposes of the Offer.

4.    UNDERTAKINGS OF THE COMPANY RELATING TO THE OFFER

4.1	Non-Conditional Company Undertakings

4.1.1.	Consultation of the Company’s social and economic committee

In compliance with article L. 2312-47 of the French Labor Code, no later than two French trading days after the announcement of the Offer, the Company shall initiate and conduct the consultation of its social and economic committee in respect of the Offer in accordance with Article L. 2312-42 et seq. of the French Labor Code. The Company shall use its best efforts to obtain the opinion of the social and economic committee as swiftly as possible after execution of this Agreement and in any event (unless otherwise agreed with the Purchaser) no later than the one month consultation period provided for by the French Labor Code, as applicable. The Company shall not make any commitments or statements to the social and economic committee regarding the Purchaser’s intents regarding the Group Companies without the Purchaser’s prior written consent.

The Purchaser shall provide all reasonable information, cooperation and assistance as requested by the Company in connection with the social and economic committee’s consultation process.

The Company shall keep the Purchaser informed regarding the social and economic committee process on a regular basis and at any time upon request and shall notify the Purchaser in writing no later two French trading days following the delivery of the opinion of the relevant social and economic committee or expiration of the one month consultation period provided for by the French Labor Code, as applicable.

4.1.2.	Cooperation with the Independent Expert and the Purchaser

The Company will, and will cause its Affiliates to, fully cooperate with the Independent Expert, in order to allow him to establish the Expert’s Report containing a Fairness Opinion. In the event the Company is informed by the Independent Expert that its report will not support the Offer, the Company will immediately inform the Purchaser thereof and comply with Article 4.2.1(ii) below.

In addition, the Company shall furnish as soon as reasonably practicable to the Purchaser all information concerning the Company, its Affiliates and their businesses requested by the Purchaser in connection with the preparation of the Purchaser Offer Documents or its correspondence with the Independent Expert and the AMF in respect of the Offer.

In connection with the Offer, the Purchaser and the Company shall cooperate with each other to fulfil all applicable requirements of the AMF or any other Authority and to respond to comments from the AMF or any other competent Authority.

Compliance by the Company with this Article 4.1.2 is a key term of this Agreement without which the Purchaser would not have entered into this Agreement. Any material failure by the Company to comply with this Article 4.1.2 may materially jeopardize the success of the Offer and the Purchaser shall incur no liability of any kind in the event it considers that it is not in a position to complete the transactions contemplated herein as a result of such failure by the Company.

4.1.3.	Management of Company until consummation of the Offer

The Company undertakes that, from the date hereof until the date of appointment to the Company Board of the Purchaser’s designees in accordance with Article 4.2.4, the Group Companies shall conduct their business in the ordinary course and in accordance with past practices (except to the extent contemplated by this Agreement)

In addition, and without limiting the generality of the foregoing, during the period from the date hereof until the date of appointment to the Company Board of the Purchaser’s designees in accordance with Article 4.2.4, the Company shall not, without the written prior consent of the Purchaser and except as set forth in Schedule 4.1.3 hereto:

(a)	declare, authorize, make, issue or pay any dividend (in cash or in kind) or other distribution of a similar nature in respect of any of its share capital or other equity or voting interests;

(b)

purchase, redeem or cancel any Company Securities or Warrants, save for the Company Securities or Warrants to be purchased, redeemed or cancelled in accordance with the terms of the OCEANEs, Free Shares, Stock Options or Warrants;

(c)

amend the Company’s by-laws dated December 10, 2019 or the by-laws of any other Group Company, save for any share capital increase resulting from the vesting, exercise or conversion of Free Shares, OCEANEs, Stock Options or Warrants, in accordance with their terms;

(d)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization with respect to the Group Companies;

(e)

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any share capital or other equity or voting interests of a Group Company, securities convertible or exchangeable into or exercisable for any share capital or other equity or voting interests of a Group Company or any options, free shares, warrants or other rights of any kind to acquire any share capital or other equity or voting interests of a Group Company, save for the Company Securities to be subscribed or purchased upon exercise, conversion or exchange of the OCEANEs, Stock Options or Warrants as described in Annex 2;

(f)	split, combine or reclassify any of the share capital or other equity or voting interests of the Company;

(g)	acquire, sell or dispose of any asset, share, undertaking (fonds de commerce) to or from a third-party (excluding any Group Company) for a price greater than EUR 150,000;

(h)	enter into a material joint venture or material partnership or similar material third-party business enterprise;

(i)

enter into, amend or terminate any agreement that would be deemed a related-party transaction (convention réglementée) under Article L. 225-38 of the French Commercial Code or more generally any agreement with (i) a shareholder of the Company owning more than 5% of the Company Shares or any Affiliates of such shareholder, (ii) a director of the Company or (iii) an executive officer of the Company;

(j)

incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any indebtedness for borrowed money, other than in respect of previously budgeted borrowings to support asset financing and capital expenditures that had been previously disclosed to Purchaser;

(k)

make, commit to make or authorize any capital expenditure, other than capital expenditures and research and development expenditures in the amounts set forth in the Company’s existing capital budget that has been previously disclosed to Purchaser;

(l)	sell, lease, license, lease back or otherwise subject to any lien or otherwise dispose of or abandon any of its permits, licenses or intellectual property rights;

(m)	make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP/IFRS or by the AMF;

(n)	release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any litigation requiring payment by the Company in excess of EUR 100,000;

(o)

make, change or revoke any tax election, change any tax accounting method, settle or compromise any tax liability or proceeding or amend any tax return, except (A) as required by Applicable Law or by a change in accounting standards, (B) as do not result in an increase in tax or a decrease of after tax income and (C) if conducted in the ordinary course of business;

(p)

except as required by Applicable Law: (A) pay or agree to pay any bonus, severance or termination payments or payments or benefits to any director, officer or other employee of the Group Companies (other than pursuant to existing employment agreements and in the ordinary course of business consistent with past practice); (B) pay or agree to pay any transaction, exit or retention bonus in connection with the transactions contemplated herein, (C) materially increase or agree to increase the compensation (including wages, salaries, bonuses or benefits), make or agree to make any new equity awards, to any director, officer or other employee of the Group Companies or amend the plans governing the Stock Options or the Free Shares; or (D) hire or terminate the employment or office (other than for cause) of any officer or employee whose annual base salary exceeds EUR 100,000;

(q)	adopt any measure that modifies the substance (modifiant sa consistence) of the Group Companies;

(r)

adopt or amend any benefit plan or enter into, adopt, extend, renew or amend any collective bargaining agreement or other contract with any labor organization, social and economic committee, union or association, except as required by Applicable Law;

(s)	take any action that would require the approval of, notification to, or an opinion from the Company Board in accordance with Applicable Law or the internal rules thereof (règlement intérieur);

(t)	more generally, take or agree to take any action likely to delay or frustrate the Offer; or

(u)	agree, authorize or commit to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

4.1.4.	Change of control; Treatment of Stock Options, Free Shares and Warrants

4.1.4.1 Change of control

As soon as reasonably practicable, and in any event from the date of the filing of the Offer, the Company shall use its commercially reasonable efforts to obtain consents by third parties under change of control clauses in the contracts entered into by Group Companies where it is necessary to avoid disruption or prejudice to the business of the Group Companies as a result of the change of control of the Group Companies in connection with the Offer.

The Group Companies shall not make any payments or contractual commitments to any third party whose consent is required under change of control clauses in the contracts entered into by them without the Purchaser’s prior consultation.

4.1.4.2 Treatment of Stock Options, Free Shares and Warrants

No later than on the day of opening of the initial Offer acceptance period, the Company Board shall make its best efforts to notify:

(i)

the holders of the Stock Options and Warrants in accordance with their respective terms that the Offer constitutes a liquidity event resulting in their Stock Options and Warrants (a) becoming immediately exercisable (to the extent not already exercisable) and (b) lapsing upon settlement and delivery of the Offer if not exercised prior to the end of the initial Offer acceptance period, it being noted that such provisions shall not apply to Warrants held by IPF Partners or affiliated funds.

(ii)

the holders of Locked Free Shares of the release of the holding period applicable to their Locked Free Shares in accordance with the terms and conditions of such Locked Free Shares so as to allow them to tender their Company Shares into the Offer.

The Company shall make its best efforts to obtain, before the filing of the Offer, commitments from E. Beard, P. Speers and G. Hascoët whereby they state that (i) they do not request that the Offer targets their Warrants, (ii) they will not tender their Warrants into the Offer (without prejudice to their right to exercise the Warrants and tender any Company Shares into the Offer) and (iii) they acknowledge that such Warrants will become void if the Offer is successful in accordance with the terms and conditions of the Warrants.

4.1.5.	Preparation of documents

The Company shall prepare the Company Offer Documents in compliance with Applicable Law and prior to the filing of any Company Offer Documents with the AMF, or responding to any material comments of the AMF, the Company shall provide the Purchaser with a reasonable opportunity, in light of the relevant deadlines, to comment on the Company Offer Documents or on the responses to the material comments of AMF and the Company shall take into account any reasonable comments made by the Purchaser.

4.1.6.	Non solicitation

(i)

Up until the settlement of the Offer, the Company shall work in good faith and expeditiously towards the successful completion of the Offer and, during the term of this Agreement it shall, and shall cause its Representatives:

(a)

not to, directly or indirectly, (a) solicit, initiate or encourage or take any actions to facilitate any Takeover Proposal or any inquiries reasonably likely to result in the making of any Takeover Proposal, or (b) enter into, continue or otherwise participate in any discussions or negotiations with a third party regarding, or furnish to any third party any information, or take any other action to facilitate any inquiries with respect to, or otherwise cooperate in any way with, any Takeover Proposal;

(b)

to immediately cease and cause to be terminated all discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal, and cause all materials and written information communicated by the Company or its advisors and agents to such Person to be returned to the Company or destroyed;

(c)

to notify the Purchaser of the receipt by it, from the date of execution hereof, of each and any Takeover Proposal or of any contact reasonably likely to lead to a Takeover Proposal including the full details thereof (and any subsequent amendment thereof) and the identity of the Persons involved, promptly and in any event within 24 hours of such receipt or contact;

(d)	to keep the Purchaser reasonably and regularly informed of the status of any such Takeover Proposal or contact, including the material details thereof; and

(e)

not to accept, approve, recommend or enter into any agreement, in respect of a Takeover Proposal (and shall not make any public communication about such Takeover Proposal without submitting it to the Purchaser for review with reasonable advance notice).

(ii)

Notwithstanding any of the above, if (x) a Takeover Proposal is made by any Person (other than the Purchaser and/or any of its Affiliates), including by way of a tender offer filed with the AMF, (y) such Takeover Proposal constitutes a Superior Proposal and (z) such Takeover Proposal was not solicited by or on behalf of the Company and did not otherwise result from a breach of its obligations under Article 4.1.6):

(a)

the Company and its Representatives shall have the right to negotiate with and provide information to the Person having made such Takeover Proposal (provided that all information which is provided to such Person shall simultaneously be provided to the Purchaser if not provided previously); and

(b)

the Company Board shall be entitled, after complying with its obligations set forth in the below, to (i) withdraw or modify the Initial Company Board Recommendation or the Company Board Reasoned Opinion (as applicable), (ii) and/or approve, recommend or remain neutral (by failing to recommend against the Takeover Proposal upon request of the Purchaser) with respect to such a Takeover Proposal (constituting a Superior Proposal) and/or (ii) terminate this Agreement pursuant to Article 6.1(ii) in order to enter into an agreement providing for the consummation of such Takeover Proposal (each of the actions set forth in (i) or (ii) of this paragraph (b), an “Adverse Recommendation Change”). Except as provided for in the first sentence of this paragraph (b), the Company shall not effect any Adverse Recommendation Change, it being further specified that, unless such Superior Proposal is in the form of a tender offer actually filed with the AMF, the Company shall send a written notice to the Purchaser prior to the Company Board making an Adverse Recommendation Change, and the Purchaser shall have the right, but not the obligation, during 10 French trading days from the date of receipt of the Company’s notice (the “Response Period”), to offer to amend the terms of the Offer and in such case the Company shall, and shall cause its advisors to, negotiate in good faith with the Purchaser to make such adjustments to the terms and conditions of the Offer as would enable the Company to proceed with the Offer as amended, rather than the Superior Proposal; if the Purchaser submits a proposal to amend the terms of its Offer, including an increase in, or modification of, the Offer Consideration, the Company Board shall review and determine whether the Takeover Proposal to which the Purchaser is responding would be a Superior Proposal when assessed against the Offer as it is proposed by the Purchaser to be amended; if the Company Board does not so determine, the Company Board will promptly reaffirm its Initial Company Board Recommendation or Company Board Reasoned Opinion (as applicable); but if the Company Board does so determine, or the Purchaser fails to submit a proposal to amend the terms of its Offer within the Response Period, the Company may make its Adverse Recommendation Change, in which case this Agreement shall terminate pursuant to Article 6.1(ii); provided that such termination shall only be effective if such Superior Proposal is cleared (déclarée conforme) by the AMF.

4.1.7.	Representations and warranties of the Company

The Company represents and warrants to the Purchaser that, on the date hereof and on the date of the filing of the Offer, except as set forth in Schedule 4.1.7 hereto:

(i)	the Company is validly organized and existing under the laws of France;

(ii)

the Company’s authorized signatory has the requisite capacity, power and authority to enter into this Agreement on behalf of the Company, and this Agreement has been duly and properly approved by the Company Board in accordance with the Company’s articles of association;

(iii)

no step has been taken or legal proceedings started against any Group Company for its winding-up, liquidation, bankruptcy, or dissolution under Applicable Law in any relevant jurisdiction, nor is any Group Company insolvent;

(iv)

none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated herein or compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the articles of association or other organizational documents of the Company; (ii) violate any law applicable to the Company or any of its properties or assets; or (iii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, vesting, payment, acceleration, change of control right, suspension or revocation under any of the provisions of any material bond, security interest, indenture, contract or other instrument or obligation to which a Group Company is a party, or by which any of them may be bound, except in the case of clauses (ii) and (iii) for violations, breaches, defaults, terminations, cancellations, vestings, payments, accelerations, change of control rights, suspensions or revocations which would not, individually or in the aggregate, (x) have a material adverse effect on the Group Companies (taken as a whole), (y) impair the ability of the Company to perform in any material respects its obligations under this Agreement, or (z) prevent or materially delay the consummation of the transactions contemplated hereby;

(v)

no consent, approval or authorization of any Authority or other Person is required to be obtained or made in connection with the consummation of the transactions contemplated by this Agreement, except for applicable consents, approvals or authorizations that have been obtained by the Company on or prior to the date hereof, as otherwise set forth in this Agreement or where the failure to obtain such consents, approvals or authorizations would be immaterial;

(vi)

the share capital of the Company is composed 26,589,946 Shares, of which 56,938 Shares are Treasury Shares and 207,500 Shares are Locked Free Shares. Except as set forth above and except with respect to (a) the Stock Options which give the right to acquire, or subscribe for, a maximum of 2,013,807 Company Shares, (b) the Warrants which give the right to subscribe for a maximum of 350,000 Company Shares, the details of which are set out in Annex 2, there are no (w) authorized, issued or outstanding shares of the Company; (x) securities of the Company convertible into, exercisable or exchangeable for shares of the Company or any other obligation of the Company; (y) warrants, calls, options, unvested free shares or other rights to acquire or subscribe shares of the Company; or (z) outstanding obligations of the Company repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. All the Company Securities have been validly issued and are fully paid; and all of the Stock Options, Free Shares and Warrants have been duly and validly granted or issued. The rights of the respective holders of the OCEANE, Stock Options, Free Shares and Warrants have been respected in all respects since their issuance and the contractual documents governing them have been complied with. The Stock Options and Warrants that are not exercised prior to the end of the initial Offer acceptance period will automatically lapse upon settlement and delivery of the Offer (except Warrants held by IPF Partners or affiliated funds);

(vii)

the Company is the sole legal owner of the whole issued and outstanding share capital of each of the Group Companies (other than the Company) and all such shares are validly issued, fully paid up and free from encumbrances. No right has been granted to any person to require any of the Group Companies (other than the Company) to issue, sell, transfer or convert any securities (whether debt or equity);

(viii)

the audited consolidated balance sheet of the Company and its subsidiaries for the fiscal years ended as of December 31, 2017 and December 31, 2018 and each related audited consolidated statements of income, retained earnings, stockholders’ equity and cash flow of the Company and its subsidiaries together with all related notes and schedules thereto (collectively, the “Audited Financial Statements”), as well as the summary consolidated financial statements of the Company and its subsidiaries for the first half of 2019 as contained in the half-year financial report published by the Company on September 23, 2019, (i) were prepared in accordance with the books of account and other financial records of the Company and its subsidiaries, (ii) present fairly in all material respects the consolidated financial condition, results of operations, assets and liabilities and cash flows of the Company and each of its subsidiaries as of the dates thereof or for the periods covered thereby, and (iii) have been prepared in accordance with IFRS, for the Audited Financial Statements, and with the international financial reporting standard IAS 34 “Interim Financial Reporting”, for the FY2019 summary half-year financial statements, as these standards were respectively applied on a basis consistent with the past periods;

(ix)

the consolidated net debt of the Company as at January 31, 2020 is equal to EUR 22,154,538 and the Group Companies have sufficient cash to support their standard operations in the ordinary course of business (consistent with past practice) and pay their debts falling due up to September 30, 2020 excluding any fees and costs incurred in relation to the transactions contemplated herein, as well as any sums due for the redemption of the Company OCEANEs (as the case may be);

(x)

over the last three (3) years, no Group Company has received any written material complaint, allegation, assertion or claim regarding the accounting or auditing practices of any Group Company, or its internal controls, including any written material complaint, allegation, assertion or claim that a Group Company has engaged in questionable accounting or auditing practices, except as specifically disclosed in the minutes of the shareholders’ meeting of the Company that are publicly available on the Company’s website;

(xi)

except as specifically disclosed in the Document de Référence included in the Company’s most recent filing with the AMF, there are no agreements, arrangements or transactions to which the Company, on the one hand, and officer or director of the Company or any of its shareholders holding more than 5% of the Company’s share capital (or their Affiliates), on the other hand, is a party;

(xii)

except as specifically disclosed in the minutes of the shareholders’ meeting of the Company that are available on the Company’s website, that are no material fact or circumstance (including any suit, action or proceeding pending or, to the Company’s best knowledge, threatened against any Group Company) that, individually or in aggregate is adversely affecting (or reasonably likely to adversely affect) the affairs of the Company’s group as a whole which has not been disclosed publicly and which, if disclosed, might have a noticeable (sensible) influence on the traded market price of the Company Shares;

(xiii)

the Company has disclosed to the Purchaser, and provided the Purchaser with access to, any contract entered into by any Group Company that (i) represented a substantial portion of the Company’s revenue for any of the last two (2) years, (ii) relates to intellectual property licensed by the Company that the Company uses in any of its products, (iii) includes a change of control provision capable of being triggered by the transactions contemplated hereby or (iv) restricts the ability of any Group Company to carry on business in any part of the world;

(xiv)

each Group Company has at all times conducted its business in accordance with Applicable Law (including, for the avoidance of doubt, any anti-corruption laws, anti-money laundering laws, or global trade laws or regulations and all laws relating to competition and anti-trust) in all material respects.

(xv)

the Company has made public through the channels prescribed by Applicable Law and regulations all information that has to be made available to the market or holders of the Company Securities under Applicable Law and such information complies in all material respects with such Applicable Law.

(xvi)

on the date hereof, the Company is a foreign private issuer within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and U.S. holders (as defined in Rule 800 of the Securities Act), of the Company hold no more than 10% of the Company Shares, as calculated in accordance with Rule 802 under the Securities Act.

4.2	Conditional Company Undertakings

4.2.1.	Independent Expert – Company Board Reasoned Opinion

(i)	As soon as possible and in any event within three (3) French trading days after having completed its social and economic committee consultation in accordance with Article 4.1.1 and received the Expert’s Report that includes a Fairness Opinion (a “Favorable Report”), the Company Board shall issue the Company Board Reasoned Opinion.

(ii)

In the event that the Company is informed by the Independent Expert that it will issue an Expert’s Report which is not a Favorable Report, the Company shall immediately inform the Purchaser thereof (the “Unfavorable Report Notice”), and the Parties shall negotiate in good faith towards making such commercially reasonable amendments to the terms of the Offer as would permit a Favorable Report to be issued, subject to approval of the board of directors of the Purchaser and the Company Board and provided that the Purchaser shall in no case be obligated to increase the Offer Consideration/improve the economic terms of the Offer. If such negotiations are unsuccessful and the Company Board Reasoned Opinion is not issued within fifteen (15) French trading days as from the Unfavorable Report Notice (excluded), then the Purchaser shall have the right to terminate this Agreement.

4.2.2.	Filing of the Company Offer Documents

In accordance with applicable provisions of the AMF General Regulation, the Company will (i) file with the AMF, (a) simultaneously with the filing of the Offer, a draft response document relating to the Offer (projet de note en réponse), and (b) no later than the French trading day preceding the opening of the Offer, a document presenting the Company’s legal, financial and accounting characteristics (document “autres informations”), and (ii) disseminate draft standardized press releases (communiqués de presse normés) relating to them (such documents, together with any supplements or amendments thereto, being the “Company Offer Documents”). The Company Offer Documents shall include the Fairness Opinion and the Company Board Reasoned Opinion.

The Company undertakes to:

(i)	prepare the Company Offer Documents in compliance with Applicable Law;

(ii)	amend and complete the Company Offer Documents in accordance with such reasonable requests from the AMF as are consistent with usual practice; and

(iii)

prior to (x) filing any Company Offer Document or any amendment thereto with the AMF or (y) responding to any material comments of the AMF on a Company Offer Document, provide the Purchaser with a reasonable opportunity to comment on such Company Offer Document or any amendment thereto or such response to the comments of the AMF and consider in good faith any reasonable comments made by the Purchaser.

4.2.3.	Treasury Shares

The Company undertakes, if required by the Purchaser, to tender and to cause the relevant Group Company to tender into the Offer, all of the Treasury Shares it or such Group Company holds and will come to hold from the date hereof to the closing of the initial Offer acceptance period (or the closing of the re-opened acceptance period).

4.2.4.	Governance Upon Success of the Offer

Upon settlement of the Company Shares tendered into the initial Offer acceptance period, the Purchaser shall be entitled to designate a majority of the directors on the Company Board and the Company shall, at such time, procure the Purchaser’s designees to be so elected or appointed to the Company Board and shall take all actions requested by the Purchaser that are necessary to effect any such election or appointment. In connection with the foregoing, the Company shall (i) promptly obtain the one-by-one resignations of the incumbent directors designated by the Purchaser, and (ii) promptly upon each of such resignations, obtain the cooptation of the Purchaser’s designees.

4.3	Break-Up Fee payable by the Company

The Company shall pay to the Purchaser a break fee (the “Break-Up Fee”), in order to compensate the Purchaser for its costs and its management time, if:

(i)

the Company Board either does not make the Company Board Reasoned Opinion on or prior to April 30, 2020, or, if earlier, within five (5) French trading days of the delivery of a Favorable Report provided that the consultation process of the social and economic committee of the Company has been completed in accordance with Article 4.1.1, or withdraws or modifies the Company Board Reasoned Opinion;

(ii)	an Adverse Recommendation Change occurs;

(iii)

the Offer is withdrawn pursuant to Article 232-11 of the AMF General Regulation, except in the case of withdrawal of the Offer by the Purchaser following the filing of a competing offer provided that the Company Board had continued to support the Offer after the filing of such competing offer and where the Company is not in breach of its non-solicitation obligations under Article 4.1.6 of this Agreement.

The amount of the Break-Up Fee shall be EUR 2,500,000 provided that if the Break-Up Fee is triggered by an event set forth in paragraph (ii) and/or (iii) above, the Break-Up Fee shall be increased to the amount of fees, costs and expenses effectively incurred by the Purchaser in connection with the transactions contemplated by this Agreement up to a maximum of EUR 3,500,000.

The payment of such Break-Up Fee shall occur within five (5) calendar days of the date on which the event having triggered it shall have occurred (or, if earlier, upon termination of this Agreement).

The Company acknowledges that the agreements contained in this Article 4.3 are an integral part of the Offer and that, without these agreements, the Purchaser would not have entered into this Agreement.

Without limiting the generality of the foregoing, in the event of a breach (or deemed breach) by the Company of Article 4.1.6, the Purchaser may seek any and all other remedies available at law to which the Purchaser is entitled.

4.4	Information

During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the settlement of the Offer, the Company shall, subject to any restrictions imposed by Applicable Law, (i) afford the Purchaser and its accountants, counsel and other representatives, reasonable access to the Group Companies’ personnel, properties, books, contracts and records, and all other information concerning the business, properties and personnel of the Group Companies as the Purchaser may reasonably request; and (ii) to the extent permitted by Applicable Law, notify the Purchaser of any event or circumstance that has or may reasonably be expected to have a material adverse effect on the business, assets, properties, results of operations or financial condition of the Group Companies, or the ability of the Purchaser and its Affiliates to continue operating the business of the Group Companies after the settlement of the Offer in substantially the same manner as it was operated immediately prior to the date of this Agreement.

5.    COOPERATION BETWEEN THE PARTIES

The Parties undertake to cooperate for the purpose of completing the Offer and the acquisition of the Company by the Purchaser or an Affiliate of the Purchaser described in this Agreement and have agreed, based on the circumstances existing at the date hereof. In particular, the Purchaser and the Company shall cooperate with each other to fulfill all applicable requirements of the AMF and Euronext Paris to respond to comments from any of the foregoing, to make such amendments and supplements to filings as may be required.

For the purposes of completing the Offer, the Parties also undertake to cooperate and promptly inform each other with respect to issuing all notifications, making any requests and obtaining all necessary approvals and authorizations under all laws and regulations of any relevant jurisdictions. Without limiting the foregoing, each of the Purchaser and the Company shall use its reasonable efforts to, (i) obtain, as soon as practicable after the date of this Agreement, all necessary no-action letters, approvals and authorizations from Authorities; and (ii) take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Authority; provided that the Company shall take any such action pursuant to this Article 5 as may be reasonably requested by the Purchaser, but only so long as such action is not effective until, or is conditioned upon, the purchase of Company Securities in the Offer. In particular, the Company shall assist the Purchaser to obtain the French Foreign Investment Condition and shall to provide at the reasonable request of the Purchaser all information and information required for the preparation of the filings with the French Ministry of Economy and responses to questions raised by the French Ministry of Economy.

The Company agrees to provide such assistance (and to cause its subsidiaries and its and their respective personnel and advisors to provide such assistance) with the debt financing (the “Debt Financing”) incurred or intended to be incurred pursuant to that certain Commitment Letter, dated as of the date hereof, by and between the Purchaser and Perceptive Advisors LLC (the “Debt Commitment Letter”) as is reasonably requested by the Purchaser. Such assistance shall include, but not be limited to, (i) participation by senior management of the Company in the negotiation, execution and delivery of the agreements, documents and certificates contemplated by the Debt Financing; (ii) taking such actions as are reasonably requested by Purchaser or its financing sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing; and (iii) using its commercially reasonable efforts to cause its independent auditors to cooperate with the Debt Financing. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or in any other agreement between the Company and Purchaser (or its Affiliates), the Company agrees that the Purchaser and its Affiliates may share non-public or confidential information regarding the Company and its businesses with the financing sources identified in the Debt Commitment Letter.

Notwithstanding anything to the contrary in this Agreement, in the event of any termination of this Agreement or the failure of the Offer to occur for any other reason, the Company shall have no claim or cause of action against the providers of the Debt Financing or any of their respective former, current or future general or limited partners, equity holders, managers, members, directors, officers, affiliates, employees, representatives or agents as a result of any loss or damage resulting from such termination or failure, and the Company hereby irrevocably waives (for itself and its Affiliates) any such claim or cause of action; provided that the foregoing shall not (and is not intended to) limit any claim or cause of action that the Company may have against the Purchaser hereunder or pursuant to law, including pursuant to Article 3.2.2 hereof.

Each Party shall promptly notify the other Party (i) if and to the extent it becomes aware that any information supplied by it or included in filings with the AMF in respect of the Offer or shall have become false or misleading in any material respect and (ii) upon the receipt of any comments from the AMF or any request from the AMF for amendments or supplements to filings, in each case, in respect of the Offer.

To the extent permitted by Applicable Law, the Company shall give the Purchaser the opportunity to consult with the Company with respect to any litigation commenced prior to, on or after the signing of this Agreement, against the Company or any of its officers or directors by any holder of Company Securities, Stock Options or Warrants relating to this Agreement, the Offer or otherwise, and shall not settle or offer to settle any such litigation without the prior written consent of the Purchaser (which shall not be unreasonably withheld or delayed).

6.    TERMINATION

6.1	Automatic Termination

This Agreement shall terminate automatically (de plein droit) on September 30, 2020 or upon the occurrence of any of the following:

(i)	the Offer lapses, is declared non-compliant (non-conforme) by the AMF or is not successful, as a consequence of the failure to satisfy one of the conditions thereto;

(ii)	in the event of an Adverse Recommendation Change as contemplated by Article 4.1.6(ii);

(iii)

the Purchaser does not reach the threshold of two thirds of the share capital and voting rights of the Company on a fully diluted basis upon publication of the results of the Offer in accordance to Article 231-9, II of the AMF General

Regulation (the “Voluntary Minimum Acceptance Threshold”), it being understood that such threshold shall be calculated by dividing (a) the sum of all (x) the Company Shares tendered during the initial Offer acceptance period, (y) the Company Shares issuable upon conversion or exchange of the OCEANEs tendered into the Offer, and (z) the Treasury Shares (numerator), by (b) the sum of the number of all Company Shares in issue upon the closing of the initial Offer acceptance period and the number of all Company Shares issuable upon conversion or exchange of the OCEANEs and Stock Options (denominator);

(iv)

an authority of competent jurisdiction enacts, issues, promulgates, enforces or enters any Applicable Law or Order which (i) has the effect of making the sale and purchase of Company Securities pursuant to the Offer, illegal or otherwise prohibiting, restraining or preventing consummation of the sale and purchase of the Company Securities pursuant to the Offer, and (ii) is final, binding and non-appealable; or

(v)	the Offer is withdrawn by the Purchaser pursuant to Article 232-11 of the AMF General Regulation.

6.2	Termination at option of Purchaser

This Agreement shall terminate, at the option of the Purchaser, if:

(i)	there is a Material Adverse Effect before the filing of the Offer;

(ii)

any of the conditions precedent set forth in Article 2.1 is not satisfied or waived in writing by the Purchaser on or prior to May 31, 2020 (unless the failure to satisfy such conditions precedent was caused by a failure by the Purchaser to perform any obligation hereunder);

(iii)	the Company has not complied with its obligations under Articles 4.1.5 or 4.1.6;

(iv)

a third party files a tender offer for the Company before the Purchaser has filed the Offer and it has been declared compliant by the AMF (irrespective of whether any challenge is or may be made to such compliance decision);

(v)	the Company Board fails to issue by the date provided therefor in Article 4.2.1 its Company Board Reasoned Opinion and/or in the event of an Adverse Recommendation Change;

(vi)	the Company has implemented measures to modify its substance, within the meaning of Article 232-11 of the AMF General Regulation;

(vii)	the representations and warranties under Article 4.1.7 are not accurate in all material respects as of the date hereof or the date of filing of the Offer; or

(viii)	the Purchaser pays the Reverse Break-Up Fee.

6.3	Termination at option of the Company

This Agreement shall terminate, at the option of the Company if:

•

the Purchaser fails, other than because of a failure of the Company to provide information requested in good faith by the Purchaser, to file the Offer within twenty (20) French trading days following the date of the satisfaction or the waiver by the Purchaser in writing of the conditions precedent set forth in Article 2.1 ; or

•

the representations and warranties under Article 3.2.3 are not accurate in all material respects as of the date hereof or the date of filing of the Offer, except for any breach of such representations and warranties which would not reasonably be expected to result in a Purchaser Material Adverse Effect.

6.4	Effect of Termination

Any termination of this Agreement (including any termination of this Agreement in accordance with either of Articles 6.1, 6.2 and 6.3) shall be without prejudice to the provisions of the Confidentiality Agreement and the provisions of Articles 3.2.2 or 4.3 (to the extent that a Reverse Break-Up Fee Trigger Event or an event triggering the payment of a Break-Up Fee has occurred on the same day as, or before, such termination), 6, 8 and 9 of the Agreement, which shall remain in force in accordance with their terms.

7.    COMMUNICATION

7.1	Press Releases

The Parties hereby agree that, promptly following execution of this Agreement, they will publish separate press releases, substantially in the form attached hereto as Annex 3.

7.2	Joint Analysts and Media Presentation; Road Shows

At the request of the Purchaser or of the Company, executives from the Company or from the Purchaser will make reasonable efforts to participate in media presentations and road shows sponsored by the other Party to explain the Offer and its rationale.

7.3	Other Communications

Except as may otherwise be required by Applicable Law or expressly provided for in this Agreement, the Parties hereby agree that they will, to the extent reasonably possible, consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement or the Offer.

8.    NOTICES

All notices or communications made pursuant to this Agreement must be addressed by registered letter or overnight courier, return receipt requested, and shall be deemed effective upon receipt, unless they are preceded by email transmission, in which case they shall be deemed effective upon acknowledgment by the recipient of such email transmission. Said notices shall be sent to each Party address referred to above, and, as the case may be, to the following individuals and their corresponding email addresses, unless notified otherwise as indicated above:

•	To the Purchaser:

Alphatec Holdings, Inc.

5818 El Camino Real

Carlsbad, California 92008

United States of America

Phone: (760) 431-9286

Email: pmiles@atecspine.com

Attention: Patrick S. Miles

with a copy to (which shall not constitute notice to the Purchaser):

Latham & Watkins LLP

45 rue Saint-Dominique

75007 Paris, France

Phone: +33.1.40.62.20.79

Email: alexander.crosthwaite@lw.com

Attention: Alexander Crosthwaite

•	To the Company:

EOS Imaging S.A.

10 rue Mercoeur

75011 Paris, France

Phone: +1 651 271 6200 / +33.1.55.25.61.24

Email: mlobinsky@eos-imaging.com / vworrall@eos-imaging.com

Attention: Mike Lobinsky / Valérie Worrall

with a copy to (which shall not constitute notice to the Company):

Gide Loyrette Nouel

15 rue de Laborde

75008 Paris, France

Phone: 33.1.40.75.29.47 / +33.1.40.75.22.28

Email: anne.tolila@gide.com / charles.dereals@gide.com

Attention: Maître Anne Tolila / Maître Charles de Reals

9.    MISCELLANEOUS

9.1	Variation

No variation of this Agreement shall be effective unless in writing and executed by or on behalf of each of the Parties.

9.2	Fees and Expenses

Without prejudice to the payment of the Break-Up Fee and the Reverse Break-Up Fee (if due), all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated herein shall be paid by the Party incurring such expenses.

9.3	Entire Agreement; No Third Party Beneficiaries

This Agreement and the Annexes hereto (and any other agreements entered into on or subsequent to the date hereof) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof, except as regards the Confidentiality Agreement. This Agreement is not intended to, and does not confer upon any Person other than the Parties hereto any rights or remedies hereunder.

9.4	Binding Effect; Assignment

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors, heirs, permitted assigns and legal representatives. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Party. Notwithstanding the foregoing, the Purchaser shall have the right to have one of its Affiliates succeed to and be substituted for all or part of its rights and obligations under this Agreement and become the Purchaser under this Agreement provided that the Purchaser guarantees and remains jointly liable for the substituted Affiliate’s performance of any and all obligations of the Purchaser under this Agreement.

9.5	Severability

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions shall continue in full force without being impaired or invalidated in any way. The Parties agree to replace any invalid or unenforceable provision with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.6	Specific Performance

The Parties hereto agree that irreparable damages would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance (exécution forcée) of the terms hereof in accordance with Articles 1221 and 1222 of the French Civil Code, without prejudice to the other remedies provided for in Article 1217 of the French Civil Code.

9.7	Further Assurances

Without affecting in any way the terms of this Agreement, the Purchaser and the Company shall promptly execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, any other assurances or documents reasonably requested by the Purchaser and/or the Company, as the case may be, and necessary for the Purchaser and/or the Company, as the case may be, to give effect to this Agreement.

9.8	Governing Law and Jurisdiction

This Agreement shall be exclusively governed by and construed in accordance with the substantive laws of France, without regard to the principles of conflicts of laws thereof.

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof shall be submitted to the exclusive jurisdiction of the Tribunal de Commerce de Paris.

Alphatec Holdings, Inc.

By:	/s/ Patrick S. Miles
Name: Patrick S. Miles
Title: Chairman and Chief Executive Officer

EOS Imaging S.A.

By:	/s/ Mike Lobinsky
Name: Mike Lobinsky
Title: CEO

ANNEX 1

KEY TERMS AND CONDITIONS OF THE OFFER

Identity of Purchaser:	Alphatec Holdings, Inc. or any other entity directly or indirectly Alphatec Holdings, Inc.

Nature of the Offer:	A cash tender offer on a primary basis, completed on a subsidiary basis by an exchange tender offer

Offer Conditions:

• Minimum Tender Condition:	The Offer will not be consummated if the Voluntary Minimum Acceptance Threshold is not reached.

Competing Offer; Material Change to Company’s Substance:	In accordance with Article 232-11 of the AMF General Regulation, Purchaser may withdraw its Offer (i) within five trading days following the publication by the AMF of the offer timetable of a competing offer; or (ii) with prior authorization from the AMF, if the Offer becomes without purpose (devient sans objet) or if the Company adopts measures which result in a modification of its substance during the Offer or in the event of a positive outcome for the Offer.

Offer Consideration Adjustment:	If the Company completes any direct or indirect acquisition of treasury shares between the date of the filing of the Offer and the settlement date of the Offer, or decides to carry out a distribution of dividends or interim dividends, share premia or reserves, or reimbursement or amortization of all or part of its share capital, and such payment, reimbursement or amortization occurs before the settlement of the Offer or has a reference date that is prior to the date of the settlement of the Offer (a “Distribution”), the Offer Consideration shall be reduced by the net amount per share of the Distribution or Distributions.

Stock Options; Free Shares	As per Annex 2

Warrants (BSA)	Warrants will be excluded from the Offer.

Mandatory Squeeze Out:	The Purchaser has the intention to implement a mandatory squeeze-out for the Company Shares and/or the Company OCEANEs if the conditions set out in Articles 237-1 et seq. of the AMF General Regulation are met at closing of the Offer.